Exhibit 99.1

Ascentage Pharma to Present Data from Two Clinical Studies for Bcl-2 Inhibitor Lisaftoclax, Including an Oral Report, at ASH 2025

ROCKVILLE, Md. and SUZHOU, China, November 3, 2025 — Ascentage Pharma Group International Inc. (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that the latest results from two clinical studies of its novel drug, lisaftoclax (APG-2575), have been selected for presentations, including an oral report, at the 67th American Society of Hematology (ASH) Annual Meeting. This is the fourth consecutive year in which clinical results on lisaftoclax have been selected by the ASH Annual Meeting. This year, data from multiple clinical and preclinical studies on three of the company’s investigational drug candidates (lisaftoclax, olverembatinib, and APG-5918) have been selected for presentations at the ASH Annual Meeting.

Developed by Ascentage Pharma, lisaftoclax is an orally available Bcl-2 inhibitor. Early data from the studies have demonstrated effects on hematologic malignancies and solid tumors. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. At this year’s ASH Annual Meeting, Ascentage Pharma will present an oral report featuring the latest results from a registrational Phase II study of lisaftoclax monotherapy in patients with relapsed/refractory (R/R) CLL/SLL. Moreover, Ascentage Pharma will present a poster featuring the latest data of lisaftoclax in combination with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax–exposed myeloid malignancies.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating the latest scientific research on the pathogenesis and clinical treatment of hematologic diseases. The 67th ASH Annual Meeting will take place on December 6-9, 2025, local time, both online and in-person in Orlando, Florida.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “Lisaftoclax has demonstrated efficacy and manageable safety profiles across numerous studies to-date. Lisaftoclax is currently being evaluated in four global registrational Phase III studies. At ASH 2025, the latest clinical data supporting lisaftoclax were once again selected for presentations, including an oral report, underscoring the drug’s therapeutic potential in hematologic diseases. We are pleased that multiple studies of our key drug candidates have been selected for presentation at the ASH Annual Meeting, demonstrating Ascentage Pharma’s robust capabilities in global innovation and clinical development. We are eager to share more detailed results during the conference and will continue to accelerate our clinical development programs in order to bring more treatment options to patients as soon as possible.”

An overview of presentations featuring Ascentage Pharma’s drug candidates at ASH 2025:

Format	Drug Candidate	Abstract Title	Abstract#
Oral Presentation	Lisaftoclax （APG-2575）	Results of a registrational phase 2 study of lisaftoclax monotherapy for treatment of patients (pts) with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis)	88
Poster Presentation	Lisaftoclax （APG-2575）	Results of the APG2575AU101 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax–exposed myeloid malignancies	1641
	Olverembatinib （HQP1351）	Results of POLARIS-1, a global phase 3 study (Part A): olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL)	1574
		Olverembatinib (HQP1351) demonstrates efficacy vs. best available therapy (BAT) in patients (pts) with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP) in a registrational randomized phase 2 trial: up to 4-year follow-up including patients without T315I mutations	3788
		Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic phase-chronic myeloid leukemia (CP-CML)	3782
		Preclinical and clinical Study of olverembatinib in patients with myeloid/lymphoid neoplasms with FGFR1 rearrangement	1979
		Olverembatinib-mediated deep remission improves allogeneic stem cell transplantation outcome in patients with blast crisis chronic myeloid leukemia: First real-world practice report	1999
		The efficacy and safety of switching to olverembatinib or continuing original TKI therapy in CML-CP patients treated with at least two prior TKIs: A prospective, multicenter, control trial	3779
		Clinical and molecular features associated with glucolipid metabolic disorders and cardio-/cerebro-vascular adverse events in CML patients receiving olverembatinib therapy	5561
	APG-5918	Embryonic ectoderm development (EED) inhibitor APG-5918 overcomes immunomodulatory drug (IMiD) resistance as monotherapy and synergizes with IMiDs/cereblon E3 ligase modulators (CELMoDs) in preclinical models of multiple myeloma (MM)	1528
Abstract Only	Olverembatinib （HQP1351）	Single CAR-t infusion during front-line consolidation induces deep and sustained remission in newly diagnosed adult ph+b- ALL: A prospective phase 2 study	442
	Lisaftoclax （APG-2575）	BCL-2 inhibition in North American adult T-cell leukemia/lymphoma: Preclinical insights and early clinical outcomes	3304

Study abstracts on lisaftoclax selected for presentations at the 2025 ASH Annual Meeting are as follows: (for details on the abstracts featuring olverembatinib, please refer to a separate press release published at the same time)

Oral Presentation

Results of a registrational phase 2 study of lisaftoclax monotherapy for treatment of patients (pts) with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis)

Format: Oral Presentation

Abstract#: 88

Session: 642. Chronic Lymphocytic Leukemia: Clinical and Epidemiological: Treatment of CLL in Relapse and in Richter Transformation

Time: Saturday, December 6, 2025; 10:15 AM - 10:30 AM EST

First Author: Prof. Keshu Zhou, The Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, Zhengzhou, China

Presenter: Prof. Keshu Zhou, The Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, Zhengzhou, China

Highlights:

This is a pivotal registrational Phase II study (NCT05147467) in patients with CLL/SLL, with the objective response rate (ORR) as its primary endpoint. Patients in this study were refractory to, relapsed on, or intolerant of both BTK inhibitors and immunochemotherapy; or failed prior BTK inhibitors and were ineligible for immunochemotherapy.

Efficacy Results: As of July 25, 2025, among 72 evaluable patients with R/R CLL/SLL, the ORR as confirmed by the independent review committee (IRC) was 62.5%, the median progression-free survival (mPFS) was 23.89 months (with a median follow-up of 22.01 months). Among high-risk patients (those with adverse prognostic genotypes such as del(17p)/TP53 mutation, chromosomal complex karyotype, and unmutated IGHV), the treatment showed clinically meaningful deep responses. 21.8% of patients achieved minimal residual disease (MRD) negativity in peripheral blood. In the 11 evaluable patients with bone marrow MRD, 6 achieved MRD-negativity.

Safety Results: Lisaftoclax demonstrated a manageable safety profile in BTKi-pretreated patients. Frequent grade ≥3 treatment-related adverse events were hematologic toxicities that included decreased neutrophil, decreased platelet count, and anemia. No tumor-lysis syndrome (TLS) was reported and no treatment-related deaths occurred during the study.

Conclusion: Lisaftoclax monotherapy demonstrated significant and durable clinical efficacy and a manageable safety profile in patients with heavily-pretreated BTK-refractory R/R CLL/SLL, underscoring its utility as a potential new treatment option.

Poster Presentation:

Results of the APG2575AU101 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax–exposed myeloid malignancies

Format: Poster Presentation

Abstract#: 1641

Session: 616. Acute Myeloid Leukemias: Investigational Drug and Cellular Therapies: Poster I

Time: Saturday, December 6, 2025; 5:30 PM – 7:30 PM EST

First Author: Dr. Tapan Kadia, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Presenter: Dr. Tapan Kadia, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Highlights:

●	This is a phase I/II study (NCT04964518) designed to evaluate the safe dose and efficacy of lisaftoclax in combination with AZA in patients with ND or R/R acute myeloid leukemia (AML), mixed-phenotype acute leukemia (MPAL), chronic myelomonocytic leukemia (CMML), or higher-risk (HR) myelodysplastic syndromes (MDS). The first part of this study is the dose-escalation phase and the second part is the dose-expansion phase.

●	As of July 1, 2025, a total 103 patients were enrolled, including 63 patients with AML/MPAL (of whom 56 patients had relapsed/refractory diseases) and 40 patients with HR MDS/CMML (of whom 25 patients had relapsed/refractory diseases).

Efficacy Results as of July 1, 2025:

●	In the 47 evaluable patients with R/R AML/MPAL, the ORR was 40.4%, the complete response (CR) rate was 29.8% (14/47). In the 24 patients with venetoclax–exposed R/R AML/MPAL, the ORR was 29.2% (7/24), the CR rate was 20.8% (5/24).

●	In the 15 evaluable patients with ND HR MDS/CMML, the ORR was 80.0%, including 6 (40.0%) patients who achieved a CR, and 6 (40.0%) who achieved a marrow CR (mCR).

●	Median overall survival (OS) values for patients with R/R AML/MPAL or R/R HR MDS/CMML were 7.6 months and 11.3 months, respectively.

●	The median OS of patients with ND AML/MPAL was 6.3 months and it was not reached in patients with ND HR MDS/CMML.

Safety Results: No dose-limiting toxicities (DLTs) were reported in part one for dose-escalation or part two for dose-expansion. Common grade ≥3 treatment-emergent adverse events (TEAEs) included neutropenia (41.7%), febrile neutropenia (35.0%), thrombocytopenia (26.2%), anemia (17.5%).

Conclusion: These preliminary clinical data show that the combination regimen of lisaftoclax plus AZA holds promise in overcoming venetoclax resistance, therefore potentially offering a new treatment option to patients with AML/HR MDS.

*	Olverembatinib, lisaftoclax and APG-5918 are currently under investigation and have not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia ( AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the US FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

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Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

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ICR Healthcare

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ICR Healthcare

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